Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Aspen Exploration Corporation

(Name of Issuer)

Common Stock Par Value $0.01 Per Share

(Class of Securities)

78074G200

(CUSIP Number)

Donald H. Hosmer
Stephen M. Hosmer	With a copy to:
7676 Hazard Center Drive	Lee Polson
Suite 1500	Strasburger & Price, L.L.P.
San Diego, California 92108	600 Congress Ave., Ste. 1600
(619) 881-2800	Austin, Texas 78701
(512) 499-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

CUSIP No. 78074G200

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(1)	Names of Reporting Persons:
Royale Energy, Inc.

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(2)	Check the appropriate box if a member of a group:
(a) [	]
(b) ☒

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(3)	SEC Use Only

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(4)	Source of Funds:
WC

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[	]

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(6)	Citizenship or place of organization:
California

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Number of shares beneficially owned by each person with:

(7)	Sole voting power	Royale Energy, Inc.	308,400 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	Royale Energy, Inc.	308,400 Shares Common

(10)	Shared dispositive power	None

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(11)	Aggregate amount beneficially owned by each reporting person.
Royale Energy, Inc.:	308,400 Shares Common

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(12)	Check if the aggregate amount in row (11) excludes certain shares
[	]

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(13)	Percent of class represented by amount in Row (11)
4.25% (See Item 5 for calculation of outstanding shares.)

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(14)	Type of reporting person:
CO

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This statement constitutes Amendment No. 2 to Royale Energy, Inc.’s Schedule 13D originally dated March 6, 2009, filed March 9, 2009, and amended on March 26, 2009. Except as specifically set forth herein, the Schedule 13D remains unchanged.

Item 5	Interest in Securities of the Issuer

This Item 5 is amended to report Royale’s sale of 54,900 shares of common stock of Aspen Exploration Corporation (“Aspen”) between April 24, 2009, and July 13, 2009, in open market transactions.

Person:	Royale Energy, Inc.
No. Shares Owned:	308,400 Shares of Common Stock
Percent of Outstanding shares	4.25%*

Aspen common stock outstanding at May 15, 2009	7,259,622*

* Number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in the Form 10-Q filed with the SEC by Aspen on May 15, 2009.

By virtue of its sales between April 24, 2009, and July 13, 2009, Royale has ceased to be the beneficial owner of more than five percent of Aspen’s common stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Royale Energy, Inc.
Date: July 15, 2009	/s/ Stephen M. Hosmer
By Stephen M. Hosmer, Co-President, Co-CEO and Chief Financial Officer